EXHIBIT 3.1

GelTech Solutions, Inc.

Amendment No. 3 to the Bylaws

The following amendment was adopted by the Board of Directors on September 21, 2012:

The following shall be added to Article III. Officers, Section 2. Duties:

The executive chairman shall assist the chief executive officer to plan effectively and to be forward thinking by concentrating on strategic matters. He shall provide advice to the Board of Directors on business opportunities for expansion of current activities. He shall oversee business development activities of the Company and have such other duties as the Board of Directors may delegate.